UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF SEPTEMBER 2005

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                    .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: September 29, 2005	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary

NEWS RELEASE
Methanex Corporation
1800 – 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: (604) 661-2600
http://www.methanex.com
For immediate release
METHANEX TO ADVANCE THE SHUT DOWN OF TWO HIGH COST METHANOL PLANTS
September 29, 2005
Methanex announced today that it plans to permanently cease production of methanol and ammonia at its Kitimat site on November 1, 2005, approximately two months earlier than the previously announced closure date of early January 2006. This is as a result of an agreement reached with Mitsui & Co., Ltd., with whom Methanex has an agreement to supply ammonia produced at the Kitimat site.
Methanex’s President and C.E.O., Bruce Aitken commented, “We are pleased that we will be able to avoid future losses at our Kitimat methanol facility. As an element of our global methanol leadership strategy, we are committed to being the market leader in Western Canada and the US Pacific Northwest. In addition to converting our Kitimat site into a world-class terminal operation, we plan to have terminals in both the US Pacific Northwest and in Edmonton, Alberta, that will uniquely position us to reliably serve these markets.”
In addition, Methanex plans to cease production at its 500,000 tonne per year Waitara Valley plant in New Zealand on September 30, 2005 due to unfavourable economics. This plant remains a flexible asset for Methanex, with future operations dependent on securing economically priced natural gas.
Mr. Aitken added, “We remain focused on meeting our customers’ growing needs for reliable and timely supply in the Asia Pacific region. Our 140,000 tonne storage terminal in Yeosu, Korea and our fleet of dedicated vessels, including the 100,000dwt Millennium Explorer, provide us with an excellent platform from which to supply the future needs of our Asian customers.”
Methanex is a Vancouver based, publicly-traded company engaged in the worldwide production and marketing of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the Nasdaq National Market in the United States under the trading symbol “MEOH.” www.methanex.com
-end-

Investor Inquiries:		Media Inquiries:
Wendy Bach	or	Diana Barkley
Director, Investor Relations		Director, Public Affairs
Methanex Corporation		Methanex Corporation
604-661-2600		604-661-2690

Information in this news release may contain forward-looking statements. By their nature, such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. They include world-wide economic conditions, actions of competitors, the availability and cost of gas feedstock, the ability to implement business strategies and pursue business opportunities, conditions in the methanol and other industries including the supply and demand for methanol and the risks attendant with producing and marketing methanol, integrating acquisitions and realizing anticipated synergies and carrying out major capital expenditure projects. Please also refer to our publicly available documents filed from time to time with securities commissions.